STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	November 3, 2004
Corporate Office:	#SRU-18-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DRILLING COMMENCED ON STARFIELD RESOURCES INC.
FERGUSON LAKE OPTION PROPERTY

Starfield Resources Inc. (the Operator) and Wyn Developments Inc. are pleased to announce that drilling has commenced on the JR-1 Claim on the east side of Ferguson Lake, Nunavut. This exploration is part of the Phase II Exploration Program being conducted at Starfield's Ferguson Lake copper-nickel-cobalt-palladium-platinum massive sulphide project.

The drill has been positioned on JR-1 Claim grid line 52+00E/5+00N on the 51 Extension VTEM anomaly. It will test an interpreted high priority UTEM conductive target (ground geophysical survey) coincident with an interpreted high priority VTEM conductive target (helicopter-borne geophysical survey). Upon completion of drill hole 04-212, a down-hole PEM geophysical survey will be conducted by the on-site Crone Geophysics crew.

Results from drill hole 04-212 and further planned ground geophysics will assist in defining additional drill targets on the option ground.

Starfield Resources Inc. continues its Phase II Exploration Program on both sides of its Ferguson Lake property through November and early December 2004.

On Behalf of the Board of Directors

"Glen J. Indra"

Glen J. Indra
President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.